# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immatics N.V., CIK 0001809196
CUSIP: N44445109
Title of class of securities: Ordinary Shares, nominal value EURO 0.01 per share
Address of issuer's principal executive offices: Paul-Ehrlich-Strabe 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006494
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,540,540; sole dispositive power 0; shared dispositive power 6,540,540; aggregate amount beneficially owned 6,540,540 (5.5% of the class)
- Roderick Wong, M.D.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,540,540; sole dispositive power 0; shared dispositive power 6,540,540; aggregate amount beneficially owned 6,540,540 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Immatics N.V.
Address of issuer's principal executive offices: Paul-Ehrlich-Strabe 15, 72076 Tubingen, Federal Republic of Germany

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership and the investment adviser to certain funds (the "RTW Funds"), with respect to Ordinary Shares, nominal value 0.01 per share (the "Ordinary Shares") of Immatics N.V. (the "Company") directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Ordinary Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentages set forth in Row 11 of the cover pages are calculated based upon 119,355,906 Ordinary Shares outstanding as reported in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on October 11, 2024.
Percent of class:
RTW Investments: 5.5%
Dr. Wong: 5.5
Sole power to vote or to direct the vote:
RTW Investments: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Investments: 6,540,540 Ordinary Shares
Dr. Wong: 6,540,540 Ordinary Shares
Sole power to dispose or to direct the disposition:
RTW Investments: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Investments: 6,540,540 Ordinary Shares
Dr. Wong: 6,540,540 Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (02/14/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (02/14/2025)